August 17, 2016 VIA EDGAR TRANSMISSION AND FEDERAL EXPRESS Nicholas P. Panos Senior Special Counsel	140 Scott Drive
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Tel: +1.650.328.4600 Fax: +1.650.463.2600
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Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Relypsa, Inc.

Schedule 14D-9

Filed August 4, 2016

Amendment No. 1 to Schedule 14D-9

Filed August 9, 2016

File No. 005-87732

Dear Mr. Panos:

We are in receipt of your letter dated August 12, 2016, with respect to the above-referenced Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) and the amendment thereto. We are responding to your comments on behalf of Relypsa, Inc. (“Relypsa”) as set forth below. Simultaneously with the filing of this letter, Relypsa is submitting via EDGAR Amendment No. 2 to the Schedule 14D-9 (the “Amendment”), which incorporates Relypsa’s response to your comments. Courtesy copies of this letter and the Amendment are being submitted to the Staff via overnight mail.

Relypsa’s responses set forth in this letter are numbered to correspond to the numbered comments in your letter. For ease of reference, we have set forth your comments in italicized font and have set forth Relypsa’s responses below each such comment. Capitalized Terms used herein but not defined herein have the meaning given to them in the Schedule 14D-9.

The Solicitation or Recommendation

1. The disclosure indicates that members of the Relypsa Board present at the meeting unanimously recommended that Relypsa’s stockholders accept the Offer. Item 4 of Schedule 14D-9 and corresponding Item 1012(a) of Regulation M-A, as well as Rule 14e-2(a)

of Regulation 14E, require that the “filing person” and “subject company,” respectively, provide the required disclosures. Please revise to expressly state the subject company’s position with respect to the offer or alternatively clarify that the Board’s recommendation is being made on behalf of Relypsa

Item 4 of the Schedule 14D-9 has been amended to clarify that the Relypsa Board’s recommendation is being made on behalf of Relypsa.

Certain Financial Forecasts

2. We note this section includes non-GAAP financial measures. Please revise to provide the disclosure required by Rule 100 of Regulation G.

Item 4 of the Schedule 14D-9 has been amended to add the reconciliation disclosure required by Rule 100 of Regulation G.

* * *

Thank you for your assistance in this matter. If you have any questions or comments regarding the foregoing, please do not hesitate to contact Josh Dubofsky or the undersigned at (650) 328-4600.

Very truly yours,

/s/ Mark Roeder
Mark Roeder
of LATHAM & WATKINS LLP

Enclosures

cc:	Justin A. Kisner, Esq., U.S. Securities and Exchange Commission

John Orwin, Relypsa, Inc.

Ronald Krasnow, Relypsa, Inc.

Josh Dubofsky, Esq., Latham & Watkins LLP

Andrew M. Levine, Esq., Jones Day